EXHIBIT 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Registration Statement of InfoNXX, Inc. on Form S-1 of our report dated December 13, 2007 (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph relating to the nature and effect of differences between accounting principles generally accepted in Ireland and the accounting principles generally accepted in the United States of America), related to the consolidated profit and loss accounts, consolidated cash flow statements, and consolidated statements of total recognized gains and losses of Kandel Limited and subsidiaries for each of the three years in the period ended March 31, 2006, appearing in the prospectus, which is part of this Registration Statement and to the reference to us under the heading ‘‘Experts’’ in such prospectus.

/s/ Deloitte & Touche
Deloitte & Touche

Dublin, Ireland
December 13, 2007